EXHIBIT (a)(1)(G)

VMWARE ANNOUNCES COMPLETION OF EXCHANGE OFFER

PALO ALTO, Calif., August 14, 2007 — VMware, Inc. announced today the successful completion of the exchange offer by VMware and EMC Corporation to certain employees of VMware and its subsidiaries in the United States to exchange all of their outstanding stock options to purchase EMC common stock for options to purchase VMware Class A common stock, on an award-by-award basis, and to exchange all of their restricted EMC stock for restricted VMware Class A common stock, on an award-by-award basis. The exchange offer expired, as scheduled, at 11:00 a.m., Pacific Time, on August 13, 2007.

The depositary for the exchange offer has advised VMware and EMC that, as of the expiration of the exchange offer, a total of approximately 11,005,523 shares of EMC stock underlying EMC options and approximately 4,694,163 shares of restricted EMC stock were validly tendered and not withdrawn, representing approximately 89.45% of the outstanding shares of EMC stock underlying EMC options and approximately 80.72% of the outstanding shares of restricted EMC stock eligible to be tendered. EMC and VMware have accepted and will cancel all EMC options and shares of restricted EMC stock properly tendered in the offer.

About VMware, Inc.

VMware is the leading provider of virtualization solutions. VMware’s customer base includes 100% of the Fortune 100 and more than 84% of the Fortune 1,000. VMware’s broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. VMware was founded in 1998 and is based in Palo Alto, California. For more information, visit www.vmware.com.

Contacts

Greg Eden

VMware, Inc.

1-650-427-1095